

March 13, 2014

Via E-mail
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

>   **Re: Och-Ziff Capital Management Group LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Response dated March 12, 2014**
>   **File No. 001-33805**

Dear Mr. Frank:

We have reviewed your response dated March 12, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

1.   We note that you have concluded that no significant deficiencies or material weaknesses (arising from either your consolidation policies or revenue recognition policies or a combination of both) existed as of December 31, 2012 and December 31, 2013. Tell us whether you identified the existence of <u>any</u> control deficiencies as of either of those dates in relation to consolidation or revenue recognition that did not rise to the level of a significant deficiency or material weakness. If so, explain what they are and discuss how you assessed their severity.

2.   You state in your response that you documented your determination that it was appropriate not to consolidate your CLOs and provided a copy of this analysis to your registered public accounting firm. Tell us whether this analysis included contemporaneous documentation of all of the considerations you made in reaching the

decision to not consolidate the CLOs , such as power and significance and the involvement of related parties, among others.   To the extent that you believe it would be helpful, you may provide us a copy of this analysis as part of your response.

3.   In your response you indicate that you researched the SEC filings of other public companies and observed diversity in practice among other asset managers regarding the consolidation of CLOs.   Please describe and provide examples of the diversity that you observed specifically in relation to the consolidation of CLOs where the terms of the agreements included incentive fees.

4.   We note from your response that one of the actions you took to determine whether to consolidate the CLOs was to meet with partners who are consolidation subject matter experts from your registered public accounting firm's national office. Please respond to the following:

- Tell us when these visits occurred and describe the nature and extent of the engagement team's involvement in these discussions.
- Tell us whether it is your understanding that these visits were in relation to and concluded in a formal consultation with the national office by the engagement team.
- Tell us whether you, the audit engagement team, or both discussed these visits by the registered public accounting firm's national office with the audit committee contemporaneously with your determination not to consolidate the Company's CLOs. If so, describe the nature of such discussions.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant